Exhibit (r)(2)

TSL Advisers, LLC

Securities Trading Policy

and

Investment Adviser Code of Ethics

TABLE OF CONTENTS

INTRODUCTION	1

DEFINITIONS	1

STANDARDS OF BUSINESS CONDUCT	3

Federal Securities Laws	3

Fiduciary Duty	3

Conflicts of Interest	3

SCOPE OF THE CODE	4

Persons Covered by the Code	4

Persons Not Covered by the Code	5

Investment Accounts to Be Reported Under the Code	5

INSIDER TRADING	5

Background	5

Liability of Tippers and Tippees	6

Monitoring List	7

Sanctions Specific to Insider Trading Violations	7

No Fiduciary Duty to Use Inside Information	8

PERSONAL TRADING POLICIES AND PROCEDURES	8

Personal Trading Policies	8

Personal Trading Procedures	11

Waivers	12

REPORTING AND CERTIFICATION REQUIREMENTS	12

Personal Securities Reports and Certifications	12

Initial and Annual Certifications and Questionnaires	14

Exception	15

BOARD SERVICE AND AVOIDING CONFLICTS OF INTEREST	15

FUND AND INVESTOR CONFIDENTIALITY	15

ENFORCEMENT OF CODE	16

DATA PRIVACY AND REGULATORS	16

ADMINISTRATION OF CODE	17

EXHIBIT A – SUMMARY OF SELECT CODE REQUIREMENTS	20

EXHIBIT B – Reportable Funds	21

Introduction

This Securities Trading Policy and Investment Adviser Code of Ethics (the “Code”) has been adopted by TSL Advisers, LLC (the “Firm”) in compliance with Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940 (the “Company Act”). In the Code, “we,” “us” and “our” refer to the Firm, and “you” refers to Covered Persons (as defined herein), in each case unless otherwise specified.

Our reputation in the investment community, with our client and investors, and with those individuals and organizations with which we have contact, depends upon the manner in which we conduct our affairs. To this end, we have adopted the Code to guide us and to help us ensure that we comply with all applicable federal laws, rules and regulations. Our overriding goal is to comply with our fiduciary duty to our client, TSL Specialty Lending, Inc. (the “Fund”).

Adherence to the letter and spirit of the Code is a basic condition of employment with the Firm. Failure to adhere to either the letter or the spirit of the Code may result in disciplinary action, including termination of employment. See “Enforcement of the Code” for further information on the Firm’s sanction policies.

If you have any doubt as to the appropriateness of any activity, believe that you have violated the Code, or become aware of a violation of the Code by another individual, you should promptly report such issues to the Chief Compliance Officer.

General questions regarding the application of the Code may be directed to TPG Compliance at compliance@tpg.com.

Definitions

(A) “Beneficial Ownership” means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. It also includes transactions over which you exercise investment discretion, even if you do not share in the profits. (See “Personal Trading Policies and Procedures” for a list of securities for which persons are generally presumed to have Beneficial Ownership for purposes of the Code.)

(B) “Chief Compliance Officer” means the Chief Compliance Officer of the Firm. The Chief Compliance Officer is currently David Reintjes.

(C) “TPG Compliance” means the members of the Legal Department that focus on compliance matters and report to the Chief Compliance Officer.

(D) “Covered Security” means a security, as defined in Section 2(a)(36) of the Investment Fund Act of 1940, to wit: any note, stock, treasury stock, security future, bond, debenture,

evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

“Covered Security” does not include: (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end investment companies registered under the 1940 Act. However, the term “Covered Security” includes shares of mutual funds advised or sub-advised by portfolio companies of investment funds that are advised by the Firm or an advisory affiliate of the Firm (“Reportable Funds” – See Exhibit B attached). References to a Covered Security in the Code (e.g., a prohibition or requirement applicable to the purchase or sale of a Covered Security) shall be deemed to refer to and to include any warrant for, option in or security immediately convertible into that Covered Security, and shall also include any instrument that has an investment return or value that is based, in whole or in part, on that Covered Security (collectively, “Derivatives”). Therefore, except as otherwise specifically provided by the Code: (i) any prohibition or requirement of this Code applicable to the purchase or sale of a Covered Security shall also be applicable to the purchase or sale of a Derivative relating to that Covered Security; and (ii) any prohibition or requirement of this Code applicable to the purchase or sale of a Derivative shall also be applicable to the purchase or sale of a Covered Security relating to that Derivative.

(E) “Electronic Personal Trading System” means Compliance Science’s Personal Trading Command Center. The Electronic Personal Trading System is accessible 24 hours a day through the link PTCC, which appears on TPGnet within the Legal Team Space or through the secure link: https://secure.complysci.com/.

(F) “Legal Department” means personnel within TPG Global, LLC that report to TPG Global’s General Counsel.

(G) “Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) thereof or pursuant to Rule 504, Rule 505 or Rule 506 thereunder. For purposes of the Code, the term “Limited offering” includes, among other things, any private placement transaction, including investments in hedge funds.

(H) “Supplement” means the Summary of Select Code Requirements, referenced in Exhibit A.

Standards of Business Conduct

The Firm seeks to foster and maintain a reputation for honesty, openness, trust, integrity and professionalism. The confidence and trust placed in us by the Fund and its investors is something we value greatly and endeavor to protect. That reputation is a vital business asset. Accordingly, we place a high value on ethical conduct by the Firm, and by persons working on its behalf. To further promote the importance of this value, we have adopted the Code. We expect and insist that all Covered Persons meet the letter and spirit of the Code and also live up to our ethical and professional ideals.

(a)	Federal Securities Laws

Our business is highly regulated, and we are committed to compliance with applicable laws and regulations. Each Covered Person must also recognize his or her personal obligations as an individual to understand and obey the laws and regulations that apply in the conduct of his or her duties. They include laws and regulations that apply specifically to investment advisers, as well as laws with broader applicability, including prohibitions on insider trading and other forms of market abuse.

(b)	Fiduciary Duty

The Firm is a fiduciary, and as such, it has affirmative duties of care, honesty, loyalty and good faith to act in the best interests of the Fund. The Fund’s interests are paramount and come before the Firm’s own interests. This means we must render disinterested advice, protect Fund assets, offer investment opportunities to the Fund before they are offered to the Firm or its personnel, and otherwise always act in the best interest of the Fund.

(c)	Conflicts of Interest

We must strive to identify and avoid conflicts of interest with the Fund, regardless of how such conflicts may arise. When we identify actual or potential conflicts, we must seek to have controls in place to effectively manage such conflicts. As a matter of business policy, we want to avoid even the appearance of conflicts. We must avoid, among other things, situations in which an investment decision is made based upon Firm or personal interests, or the Firm or Covered Persons receive undisclosed benefits from their relationships with the Fund and with the investment banking or brokerage communities.

In short, Covered Persons should not:

•	employ any device, scheme or artifice to defraud the Fund;

•	make to the Fund any untrue statement of a material fact or omit to state to the Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Fund;

•	engage in any manipulative practice with respect to the Fund;

•	use his or her position, or any investment opportunities presented by virtue of his or her position, to personal advantage or to the detriment of the Fund; or

•	conduct personal trading activities or trading activities of the Firm in contravention of the Code or applicable laws or regulations or in a manner that is inconsistent with the fiduciary duties owed to the Fund.

Scope of the Code

(a)	Persons Covered by the Code

The Code generally applies in its entirety to:

•	Every director, officer, partner and employee of the Firm.

•	Any natural person acting as an independent contractor with respect to the Firm who has access to nonpublic information regarding any purchase or sale of securities by or on behalf of the Firm or who is involved in making securities recommendations to the Fund or who has access to such recommendations that are nonpublic.

•	Any other natural person (including temporary personnel and interns) who is subject to the Firm’s supervision and control and who has access to nonpublic information regarding the Fund’s purchase or sale of securities or who is involved in making securities recommendations to the Fund or who has access to such recommendations that are nonpublic.

•	Any other person specifically designated by TPG Compliance as subject to the Code.

In the Code, the foregoing persons are referred to individually as a “Covered Person” and collectively as “Covered Persons.”

The activities of a Covered Person’s family/household are also covered by the “Personal Trading Policies and Procedures” and “Reporting and Certification Requirements” portions of the Code. For purposes of the Code, members of a family/household include the following:

•	A Covered Person’s spouse or domestic partner, live-in boyfriend or live-in girlfriend (unless they do not live in the same household as the Covered Person and the Covered Person does not contribute in any way to their support);

•	A Covered Person’s children under the age of 18;

•	Any of the following people who live in a Covered Person’s household: stepchildren, grandchildren, parents, stepparents, grandparents, spouses, siblings, mother-, father-, son-, daughter-, brother- or sister-in law, any person related by adoption and any individual economically dependent upon the Covered Person; and

•	Any unrelated individual whose investments are controlled by a Covered Person.

(b)	Persons Not Covered by Code

Notwithstanding the foregoing and subject to applicable law, the Chief Compliance Officer may determine that certain individuals should not be covered by the Code or portions thereof.

(c)	Investment Accounts to Be Reported Under the Code

Investment accounts that must be reported under the Code include those with brokers, dealers, investment managers or banks in which any security/securities are held for your or your family/household’s direct or indirect benefit. Please note that not all securities and transactions in securities within these investment accounts are subject to the Code’s preclearance and reporting requirements. These requirements are detailed later within the Code.

Exceptions

If you have an account you feel should not be subject to the above reporting requirement, you should submit a written request for clarification or an exemption to the Chief Compliance Officer. The request should name the account, describe the nature of your interest in the account, the person or firm responsible for managing the account and the basis upon which the exemption is being claimed. Requests will be considered on a case-by-case basis.

In all transactions involving such an account, however, you should conform to the spirit of the Code and avoid any activity which might appear to conflict with the interests of the Fund or its investors or with your duties as an employee of the Firm.

Insider Trading

(a)	Background

You and the members of your family/household are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	trading while in possession of material nonpublic information;

•	communicating (“tipping”) such information to others;

•	recommending the purchase or sale of securities on the basis of such information; or

•	providing substantial assistance to someone who is engaged in any of the above activities.

This means that, if you trade with respect to a particular security at a time when you know or should know that you are in possession of material nonpublic information about the issuer, you (and, by extension, the Firm) may be deemed to have violated the insider trading laws.

In addition, if you trade a security on behalf of the Firm at a time when a person at the Firm has material nonpublic information about the issuer – even if the person is not aware that the Firm possesses the information – the Firm may be deemed to have violated insider trading laws.

Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if it could reasonably be expected to affect the price of an issuer’s securities. (Note that the information need not be so important that it would have changed the investor’s decision to buy or sell.) Information that should be considered material includes, but is not limited to, changes in dividend policies, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, changes in management, the grant or denial of significant governmental or regulatory approvals, liquidity problems and significant new products, services or contracts. Material information can also relate to events or circumstances affecting the market for an issuer’s securities such as information that a brokerage house is about to issue a stock recommendation or that a forthcoming newspaper column will contain information that is expected to affect the market price of a security. Information is considered nonpublic until such time as it has been disseminated in a manner making it available to investors generally (e.g., through company press releases or public filings).

(b)	Liability of Tippers and Tippees

Given the business activities of the Firm, it is important to understand that a person can be held liable for insider trading even if that person does not personally engage in any trading activity; in the U.S., for example, federal securities laws permit liability under certain circumstances when a person communicates information to another person who then trades. In addition, the person who receives such nonpublic information may be subject to liability if he or she knows or should have known that nonpublic information was provided to him or her in violation of a duty owed to a third party.

Note that the prohibition on trading while in possession of material nonpublic information or tipping such information applies to the securities of all public companies, including companies with which the Firm and the Fund neither have, nor are considering, an investment or other relationship.

(c)	Monitoring List

The Firm’s Monitoring List contains the names of issuers about which the TPG Compliance has a reason to monitor Firm or personnel trading in the issuer or its related entities for potential conflicts of interest and actual or the appearance of insider trading. Issuers on the Monitoring List may include, for example, existing and former portfolio companies, companies where a Firm employee is a board member, and companies about which the Firm or its personnel have received or anticipate receiving material nonpublic information.

The Monitoring List is a highly confidential list that is maintained in the possession of the CCO, his designees and certain other limited personnel within the Firm. Its contents generally will not be shared by TPG Compliance within the Firm and otherwise must not be communicated directly or indirectly to anyone outside the Firm without the prior consent of the CCO.

To assist in ensuring that the Monitoring List is current and complete, if you are presented with the opportunity to learn nonpublic information in connection with your analysis of any security or other instrument, prior to obtaining the information or signing any confidentiality letter or agreement relating to the information, you must clear with the Legal Department the receipt of such information and the signing of any such confidentiality letter or agreement. The issuer to which the information relates will be placed on the Firm’s Monitoring List, as appropriate.

In addition, if you inadvertently receive or anticipate receiving information about an issuer that you believe may be material nonpublic information (including unsolicited information from an investment bank or similar source), you must immediately notify the CCO of the information. If the CCO determines that the information constitutes material nonpublic information that might expose a Firm or any of its affiliates to liability for “insider trading,” the issuer to which the information relates will be placed on the Monitoring List.

Trading in a name on the Monitoring List by any person covered by the Code either for their own account or for the account of any of the Funds is subject to prior review by TPG Compliance and may on a case-by-case basis include a determination as to whether the Firm or any member or employee of any Firm or any person covered by the Code may be in possession of material nonpublic information.

In maintaining the Monitoring List, TPG Compliance will apply such procedures as it deems appropriate, which may include attending Firm meetings and monitoring email and other communications, both internal and external, of Firm personnel.

TPG Compliance will determine when an issuer may be removed from the Monitoring List after consideration of the relevant facts and circumstances. TPG Compliance generally will not remove an issuer from the Monitoring List until the relevant material nonpublic information has been publicly disclosed or ceased to be material.

(d)	Sanctions Specific to Insider Trading Violations

Insider trading violations may result in severe sanctions being imposed on the individuals involved and on the Firm. These could involve administrative sanctions by various regulatory agencies, such as being barred from employment in the securities industry, regulatory suits for disgorgement and civil penalties of, in the aggregate, up to three times the profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at or about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences. In addition, even in the absence of legal action, violation of insider trading prohibitions or failure to comply with this Code may result in termination of your employment and referral to the appropriate authorities.

(e)	No Fiduciary Duty to Use Inside Information

Although the Firm has a fiduciary relationship with the Fund, it has no legal obligation to recommend or carry out investment transactions in the securities of any issuer while in possession of information it knows to be “inside” information relating to that issuer. In fact, as noted above, such conduct often might violate the federal securities laws.

If you have any doubt or uncertainty about whether any particular course of action might give rise to an insider trading issue, you should consult with the Chief Compliance Officer.

Personal Trading Policies and Procedures

(a)	Personal Trading Policies

Brokers

You are limited to opening and maintaining personal brokerage accounts with brokerage firms which provide electronic feeds of your personal trading activity into the Electronic Personal Trading System (“Approved Brokers”) absent written approval from the CCO. Such approval will be conditioned upon your agreeing to pay costs associated with compliance reviews of your accounts. Please note this requirement also applies to your family/household.

Personal securities transactions executed with Approved Brokers are updated electronically and monitored by TPG Compliance through the Electronic Personal Trading System. The current list of Approved Brokers can be accessed on the Compliance policies and procedures page of TPGnet at TPG Approved Brokers or is available from TPG Compliance.

You should consult TPG Compliance if you believe that you have reportable accounts (e.g., family trust accounts and discretionary managed accounts) that cannot readily be maintained with an Approved Broker.

Preclearance Requirement

Subject to a number of exceptions reflected in the Supplement, you must obtain prior written approval from the Chief Compliance Officer or his/her designee before engaging in a transaction that includes purchasing, selling, transferring, receiving or giving as a gift or exercising any option on/in any Covered Security in any account of which you or a member of your family/household has any Beneficial Ownership. Details on the preclearance procedures are provided in the “Personal Trading Procedures” section of the Code, and details regarding the exceptions to the preclearance requirement are set forth in the Supplement.

For purposes of the preclearance requirements and reporting requirements noted below, a person is generally presumed to have Beneficial Ownership of the following securities:

•	Securities owned in the person’s name, or that are held for the person’s benefit in nominee, custodial or “street name” accounts;

•	Securities owned directly or indirectly through an account or investment vehicle for the person’s benefit, such as a 401k, IRA, family trust or family partnership;

•	Securities owned by or for a partnership in which the person is a general partner (whether the name is under the name of that partner, another partner or the partnership or through a nominee, custodial or “street name” account);

•	Securities in which the person has a joint ownership interest, such as property owned in a joint brokerage account;

•	Securities in which a member of a person’s family/household has a direct, indirect or joint ownership interest if the family/household member resides in his or her household;

•	Securities owned by trusts, private foundations or other charitable accounts for which the person has investment discretion;

•	Securities owned by a trust of which the person is a beneficiary; and

•	Securities that are being managed for a person’s benefit on a discretionary basis by a financial advisor, broker, bank, trust Fund or similar manager, unless the securities are held in a “blind trust” or similar arrangement under which the person is prohibited by contract from communicating with the manager of the account and the manager is prohibited from disclosing to the person what investments are held in the account. (Just putting securities into a discretionary account is not enough to remove them from a person’s Beneficial Ownership. That is because, unless the account is a “blind trust” or similar arrangement, the owner of the account can still communicate with the manager about the account and potentially influence the manager’s investment decisions.)

This is not a complete list of the forms of ownership that could constitute Beneficial Ownership for purposes of the Code. You should ask the Chief Compliance Officer if you have any questions or doubts at all about whether you or a member of your family/household would be considered to have Beneficial Ownership in any particular situation.

Prohibition on Trading in Covered Securities that Are Being Considered for Purchase or Sale for the Fund

Barring a communication from the CCO or his designee otherwise, you and members of your family/household are prohibited from trading in a Covered Security if you have actual knowledge that such security is being considered for purchase or sale by the Fund. This prohibition applies during the entire period that the Covered Security is being considered for purchase or sale and regardless of whether the Covered Security is actually purchased or sold by the Fund.

Transactions are restricted and will be denied preclearance under the circumstances noted herein.

Please note that the above restrictions apply to the Covered Security and to instruments related to the Covered Security. A related instrument is any security or instrument issued by the same entity as the issuer of the Covered Security, including options, rights, warrants, preferred stock, bonds, and other obligations of that issuer or instruments otherwise convertible into securities of that issuer. The restrictions may also apply to issuers that own or otherwise have a substantial interest in the Covered Security, such as a parent of the Covered Security or related instrument.

The restrictions described above are designed to avoid conflicts with the Fund’s interests. However, patterns of trading that meet the letter of the restrictions but are intended to circumvent the restrictions are also prohibited. It is expected that you will comply with the restrictions below in good faith and conduct your personal securities transactions in keeping with the intended purpose of the Code.

Exception: The above prohibition does not apply to transactions where neither you nor a member of your family/household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion or transactions in Covered Securities pursuant to an automatic dividend or investment plan.

Excessive Trading

Personal trading activity must not be so excessive as to conflict with time spent in fulfilling one’s daily job responsibilities on behalf of the Firm. TPG Compliance reserves the right to require that you include your managers on requests for preclearance, to contact your managers regarding your trading levels and/or to impose certain restrictions on the frequency of such activity.

Discretionary Managed Accounts – Preclearance Exemption

You are permitted to invest through a discretionary managed account (i.e., an account for which someone other than you has investment discretion) without being required to preclear transactions only under the following condition: Your financial advisor must provide TPG Compliance with a form of acknowledgement indicating, in relevant part, that the financial advisor will not consult you about, and you will not have any input into or knowledge of, the transactions to be placed prior to the execution of the transactions. Also, on at least an annual basis, your financial advisor must provide TPG Compliance with an acknowledgement confirming that during the prior period, he did not consult with you and you did not have any input into or knowledge of any transactions to be placed prior to the execution of the transactions.

Although you are not required to preclear transactions in managed accounts that satisfy the aforementioned condition, you are required to report transactions and holdings in such accounts.

To effect the managed account exemption for an account, contact TPG Compliance for a managed account compliance letter which can be sent to your financial advisor.

Periodically, TPG Compliance may ask that you reaffirm the terms of any approved arrangement.

Initial Public Offerings

Neither you nor any member of your family/household may engage in a personal transaction involving the purchase of any security (debt or equity) in an initial public offering (“IPO”) (including initial offerings of closed-end funds) except with the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason.

Limited Offerings

Neither you nor any member of your family/household may purchase securities in a Limited Offering except with the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason.

If preclearance is obtained, the approval is valid until the Limited Offering transaction closes.

(b)	Personal Trading Procedures

Preclearance

You and members of your family/household are prohibited from engaging in certain transactions in a Covered Security in any account of which you or a member of your family/household has any Beneficial Ownership, unless you obtain, in advance of the transaction, preclearance for that transaction. Approval must be obtained prior to placing a trade with a broker or otherwise transacting in a Covered Security.

Preclearance is obtained by submitting a request via the Electronic Personal Trading System. Only if the Electronic Personal Trading System is unavailable may a manual preclearance form be submitted. Contact TPG Compliance if this situation arises.

Length of Trade Authorization

a.	Market Order. Except as otherwise approved in writing by the CCO, any authorization of a transaction is effective until the earlier of (1) its revocation by TPG Compliance, (2) the close of business on the trading day immediately following the day on which authorization is granted (for example, if authorization is provided on a Monday, it is effective until the close of business on Tuesday) or (3) the moment you learn that the information in your preclearance request is not accurate. If the order is not placed within that period, a new authorization must be obtained before you place the trade.

b.	Limit Order. Should you request approval for a limit order, it must be placed on the day it is granted or the immediately following business day and can remain open so long as the security, price and size parameters remain unchanged. If you would like to change any parameters of the requested trade, including a cancellation, then you must request a new approval to make the change or to cancel the order. When requesting approval to place a limit order, you must affirmatively disclose to the Chief Compliance Officer its treatment as a limit order, the price at which the limit order is set to execute and the size of the intended order.

The Chief Compliance Officer may deny a preclearance request for any reason and for any length of time. The reason for the denial and the period of time the security may not be traded need not be disclosed by the Chief Compliance Officer. The Chief Compliance Officer may also revoke a preclearance at any time after it is granted and before you execute the transaction.

(c)	Waivers and Exemptions

Subject to applicable law, the Chief Compliance Officer may from time to time grant waivers or exemptions, other than or in addition to those described previously, from the trading restrictions, preclearance requirements or other provisions of the Code with respect to particular individuals and/or particular types of transactions or securities, if, in the opinion of the Chief Compliance Officer, such an exemption is appropriate in light of all the circumstances. The Chief Compliance Officer will memorialize such waivers or exemptions.

Reporting and Certification Requirements

(a)	Personal Securities Reports and Certifications

Initial and Annual Holdings Reports

You are required to disclose your Covered Securities promptly upon commencement of employment and on an annual basis thereafter. Please see the definition of a Covered Security under “Definitions” above (and the Supplement) for detail on which securities would be considered Covered Securities.

You must submit initial and annual holdings reports:

•	No later than 10 calendar days after becoming covered by the Code, and the information must be current as of a date no more than 45 calendar days prior to the date you become covered by the Code; and

•	At least once each 12-month period thereafter, and the information must be current as of a date no more than 45 calendar days prior to the date the report was submitted.

Such initial and annual holding reports must contain, with respect to any Covered Security:

•	the title and type of each Covered Security;

•	as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Covered Security;

•	the name of any broker, dealer or bank with which you maintain an account in which any Covered Security is held for your direct or indirect benefit; and

•	the date on which you submit the report.

You will be prompted by TPG Compliance when the information is due for submission.

Account Activity

If you or any member of your family/household has an investment account with any broker, dealer or bank, you or your family/household member must arrange for (i) an electronic feed of account activity if the account is with an Approved Broker or (ii) the broker, dealer or bank to send directly to TPG Compliance contemporaneous duplicate copies of all brokerage statements and trade confirmations relating to that account if a waiver from the Approved Broker requirement has been granted by the Chief Compliance Officer, by email at brokeragestatements@tpg.com or in hard copy to Compliance Desk, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102 or to such other third party as TPG Compliance shall designate.

Exception: If applicable laws or regulations in the jurisdiction relevant for your or your family/household’s purposes prohibit brokers, dealers or banks from providing duplicate brokerage statements and trade confirmations directly to the Firm, you instead must file a quarterly transaction report as specified below.

Quarterly Certification and Quarterly Transaction Reports

a.	Quarterly Certification. You are required to make a certification regarding your personal securities transactions each quarter via the Electronic Personal Trading System. Specifically, every calendar quarter, you must certify that you and your family/household have directed all brokers, dealers and banks to furnish duplicate brokerage statements and trade confirmations directly to TPG Compliance, that no transactions that would be required to be reported were effected during the quarter except through accounts for which you and your family/household have directed the broker, dealer or bank to send brokerage statements and trade confirmations directly to TPG Compliance and that, as far as you and your family/household know, those statements and confirmations are complete and accurate representations of all transactions during the most recent calendar quarter.

TPG Compliance will notify you of this certification requirement each quarter. This certification must be completed no later than 30 calendar days after the close of the calendar quarter. Failure to submit within 30 calendar days contravenes applicable regulatory requirements.

b.	Quarterly Transaction Report. If applicable laws or regulations in the jurisdiction relevant for you or your family/household’s purposes prohibit brokers, dealers or banks from providing duplicate brokerage statements and trade confirmations directly to the Firm, no later than 30 calendar days after the end of March, June, September and December each year, you must use the Electronic Personal Trading System to submit a quarterly transaction report.

Such quarterly transaction report must contain, with respect to any transaction involving a Covered Security:

•	the date of the transaction, the title, and as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each Covered Security;

•	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	the price of the Covered Security at which the transaction was effected;

•	the name of the broker, dealer or bank with or through which the transaction was effected; and

•	the date on which you submit the report.

Following submission of the quarterly transaction report, you must provide to TPG Compliance copies of the brokerage statements and trade confirmations sent by the broker, dealer or bank, and must certify that those statements and confirmations accurately reflect all transactions during the most recent calendar quarter in Covered Securities. You should provide these copies simultaneously with the submission of your quarterly transaction report.

In the quarterly transaction report, you do not need to report transactions effected pursuant to an automatic investment plan. An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

(b)	Initial and Annual Certifications and Questionnaires

Code of Ethics

Upon hire and at least annually thereafter, you will receive and be required to review the current Code. You may also be asked to acknowledge receipt of the Code, your understanding of the Code and your compliance with the Code.

Conflicts of Interest

Annually, you will be asked to complete a Conflicts of Interest questionnaire and certification. Such questionnaire may include items related to relationships with brokers or dealers and board memberships.

Disciplinary Questionnaire

Annually, you will be asked to complete a disciplinary questionnaire and certification. Such questionnaire may include questions related to a variety of civil, criminal, regulatory or disciplinary matters.

(c)	Exception

The above reporting and certification requirements do not apply to transactions in or ownership of interests in private investment funds sponsored by TPG Global, LLC and its affiliates.

Board Service and Avoiding Conflicts of Interest

To avoid conflicts of interest and other compliance and business issues, the Firm prohibits Covered Persons from serving as officers or members of the board of any other entity, except with the advance written approval of the Chief Compliance Officer. The Firm can deny such service for any reason. This approval requirement does not apply to service as an officer or board member of: (i) any parent or subsidiary of the Firm or any not-for-profit or similar entity; (ii) when requested by the Firm, any portfolio company held by the Fund; or (iii) any other entity for which such service was undertaken prior to date of the Firm’s initial adoption of the Code.

Additional potential conflicts of the Firm, such as those related to gifts, political contributions and brokerage activities, are covered outside of the Code, and can be accessed on he Compliance page under the Firm Policy tab of TPGnet.

Fund and Investor Confidentiality

Any nonpublic information concerning the Fund or its investors that you acquire in connection with your association at the Firm is confidential. That includes information regarding actual and contemplated investments, financial circumstances and Fund and investor interests. You should not discuss Fund or investor business, including the existence of an investor relationship, with outsiders unless it is a necessary part of your job responsibilities.

Enforcement of Code

If TPG Compliance determines that you may have breached the Code, it will review and document the issue and discuss the issue with you, as appropriate. If TPG Compliance determines that you have violated the Code, a sanction will be imposed.

Sanctions may include, but are not limited to:

•	a verbal or written warning;

•	imposing penalties or fines;

•	requiring unwinding of personal securities trades;

•	requiring disgorgement of trading gains or payment of losses avoided;

•	suspending personal trading privileges;

•	reducing an employee’s compensation or demoting an employee;

•	suspending employment without pay or terminating employment; and/or

•	referring an employee to the SEC or other government or self-regulatory agency.

A Code of Ethics Committee, consisting of senior members of TPG Global’s management, may review certain violations in order to determine appropriate sanctions. The Code of Ethics Committee’s decisions on any such matters are within its sole discretion and will be considered final.

Please refer to the Compliance policies and procedures page on TPGnet for the Compliance Breaches policy for further details regarding potential sanctions.

Data Privacy and Regulators

We are, from time to time, requested to provide information to FINRA, the SEC, and other regulatory bodies in the U.S. and elsewhere in connection with transactions that we enter into or consider entering into. The information provided may include the identities and other information regarding persons who are subject to this Code.

Your personal information may fall within the scope of legislation to protect personal information (including, without limitation the EU’s Data Protection Legislation1). For persons based in Europe, the personal information may be regarded as “personal data”, subject to safeguards and protections set out in the Data Protection Legislation, including safeguards on processing personal data and transferring such data to the U.S. and elsewhere.

[1]	Data Protection Legislation means European Union (EU) Directive 95/46/EC and implementing legislation in the Member States of the EU, including the UK Data Protection Act 1994 (as amended) and equivalent legislation in other EEA countries.

By acknowledging this Code, you consent to the inclusion of your personal information, as set out in the first paragraph of this section, in any information we provide to regulatory authorities in the U.S. and elsewhere, in accordance with the Data Protection Legislation and any other privacy protection legislation that may apply.

If anyone wishes to have further information about the contents of the Data Protection Legislation and the implications of the consent granted in the above paragraph, or for any reason wishes to withdraw that consent, s/he should consult the Chief Compliance Officer.

Administration of Code

(a)	Code Interpretation and Administration

The Chief Compliance Officer is responsible for establishing policies and procedures for the administration of the Code; granting exceptions or exemptions to any provision of the Code, on an individual or a group basis, provided that such exceptions or exemptions are consistent with the spirit of the principles of the Code; appointing one or more designees and defining the scope of his, her or their authority and day-to-day responsibilities (in addition to those specified in the Code); and reviewing and considering any decisions made by the designees.

(b)	Distribution and Acknowledgement of the Code

TPG Compliance is required to provide you with a copy of the Code and any amendments thereto, and you are required to provide a written (or electronic) acknowledgement of your receipt of the Code and any amendments to the Code.

(c)	Review of Personal Holding and Transaction Reports and Additional Requests

All personal holding and transaction reports filed by you or received on your behalf pursuant to the Code will be maintained by TPG Compliance. Such reports will be reviewed by the Chief Compliance Officer or his/her designee. The reports of the Chief Compliance Officer shall be reviewed by a designated person within the Firm. All personal holding and transaction reports filed by a member of TPG Compliance shall be reviewed by a different member of TPG Compliance (i.e., a TPG Compliance member shall not review his or her own reports).

(d)	Annual Review of Code of Ethics

At least annually, TPG Compliance shall furnish to the Fund’s board of directors a written report that describes the following:

•	any policy or procedural changes made to the Code during the past year;

•	any recommended changes to the Code of Ethics; and

•	a summary of all material violations of the Code and any sanctions imposed that occurred during the past year which required corrective action to be taken. (Significant breaches of the Code are addressed on a more immediate basis.)

Additionally, such report must certify to the board of directors of the Fund that the Firm has adopted procedures reasonably necessary to prevent the Firm’s access persons from violating the Code.

(e)	Recordkeeping Requirements

The Chief Compliance Officer shall maintain in an easily accessible place at the Firm’s principal place of business the following records:

•	A copy of the Code and any code of ethics previously in effect for the Firm at any time during the past five years;

•	A record of any violation of the Code and of any action taken as a result of the violation for a period of five (5) years after the end of the fiscal year in which the violation occurs;

•	A copy of each personal holding or transaction report (or broker trade confirmations and/or account statements provided in lieu thereof) submitted pursuant to the Code for a period of five (5) years (such copies need be preserved in an easily accessible place only for the first two (2) years);

•	A record of the names of all persons subject to the Code, currently or within the past five (5) years, and the names of all persons who are (or were within the past five (5) years) responsible for reviewing the personal holding and transaction reports submitted pursuant to the Code;

•	A copy of each report made by TPG Compliance to the board of directors of the Fund pursuant to section (D) above for five (5) years from the end of the fiscal year of the Fund in which such report is made (such copies need be preserved in an easily accessible place only for the first two (2) years);

•	A record of all written acknowledgments of receipt of the Code for each person who is currently or was within the last five (5) years subject to the Code;

•	A record of any violation of the Code, and of any action taken as result of the violation; and

•	A written record of any decision, and the reasons supporting the decision, to approve the purchase by a Covered Person who is “investment personnel” of the Fund (within the meaning of Rule 17j-1 under the Company Act) of any security in an IPO or a Limited Offering for a period of five (5) years following the end of the fiscal year in which the approval is granted.

(f)	Material Changes

No material change may be made to the Code without the approval of the board of directors of the Fund, including a majority of the directors who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the Company Act, as provided in Rule 17j-1 thereunder.

G.	Prohibition on Personal Securities Trading

Notwithstanding anything contained herein to the contrary, the GC or the CCO may prohibit or limit the personal securities trading activities of persons covered by the Code for any or no reason at any time.

Last Updated: October 2013

Exhibit A – Summary of Select Code Requirements

The Supplement to the Code may be found on the Compliance page under the Firm Policy tab of TPGnet and provides a detailed summary of the Code’s preclearance, initial and annual holdings reports, quarterly transaction reports or duplicate brokerage statement and trade confirmation statement requirements outlined within the Code.

The list of types of investment instruments included in the Supplement is not, and is not intended to be, exhaustive. However, it serves as a helpful reference tool. If you have any doubt whether a particular investment or security may be subject to preclearance or reporting under the Code, please contact the Chief Compliance Officer.

Exhibit B – Reportable Funds

As of October 8, 2013

American Beacon Funds

American Beacon Acadian Emerging Markets Managed Volatility Fund

American Beacon Balanced Fund

American Beacon Large Cap Value Fund

American Beacon Mid-Cap Value Fund

American Beacon Small Cap Value Fund

American Beacon Small Cap Value II Fund

American Beacon International Equity Fund

American Beacon Earnest Partners Emerging Markets Equity Fund

American Beacon Emerging Markets Fund

American Beacon S & P 500 Index Fund

American Beacon Retirement Income and Appreciation Fund

American Beacon High Yield Bond Fund

American Beacon Short-Term Bond Fund

American Beacon Intermediate Bond Fund

American Beacon Treasury Inflation Protected Securities Fund

American Beacon Small Cap Index Fund

American Beacon International Equity Index Fund

American Beacon Zebra Small Cap Equity Fund

American Beacon Bridgeway Large Cap Value Fund

American Beacon Holland Large Cap Growth Fund

American Beacon The London Company Income Equity Fund

American Beacon Stephens Mid-Cap Growth Fund

American Beacon SGA Global Growth Fund

American Beacon Stephens Small Cap Growth Fund

American Beacon Zebra Global Equity Fund

American Beacon Flexible Bond Fund

American Beacon SIM High Yield Opportunities Fund

See the Compliance policies and procedures page of TPGnet at Reportable Funds under Code of Ethics for the most current information.